Exhibit (a)(5)(xiv)

PRESS RELEASE

CONTACT:

Dan Sullivan 212-929-5940

Daniel H. Burch 212-929-5748

MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

F&H ACQUISITION CORP. ANNOUNCES SUCCESSFUL

CONCLUSION OF FOX & HOUND RESTAUARANT GROUP TENDER OFFER

Dallas, TX – February 27, 2006 — F&H Acquisition Corp. announced today that it has successfully completed its cash tender offer to purchase all of the outstanding shares of Fox & Hound Restaurant Group (Nasdaq:FOXX) not already owned by it or its subsidiaries (including NPSP Acquisition Corp.) for $16.30 per share. The tender offer, previously announced on January 6, 2006, and extended on February 17, 2006, expired, as scheduled, at 12:00 Midnight, New York City time, on Friday, February 24, 2006. Approximately 85.7% of the outstanding Fox & Hound shares were tendered in response to F&H Acquisition Corp.’s $16.30 per share cash offer. In addition, F&H Acquisition Corp. holds approximately 8.3% of the outstanding Fox & Hound shares so that an aggregate of approximately 94.0% of the outstanding Fox & Hound shares have been tendered in the offer or are held by F&H Acquisition Corp.

The Depositary for the offer, American Stock Transfer & Trust Company, has advised F&H Acquisition Corp. that a total of 8,614,846 shares of Fox & Hound common stock were validly tendered in the offer and not withdrawn (including 360,179 shares tendered pursuant to guaranteed delivery procedures). Payment for the tendered shares, at the purchase price of $16.30 per share, net to the seller in cash and without interest, will be made promptly.

F&H Acquisition Corp. expects to acquire additional Fox & Hound shares from those that were tendered pursuant to guaranteed delivery procedures. The remaining Fox & Hound shares not acquired in the tender offer would be acquired through a short-form merger under Delaware law. In the merger, each share of Fox & Hound common stock that remains outstanding (other than those owned by F&H Acquisition Corp. or its subsidiaries, including NPSP Acquisition Corp.) will be converted into the right to receive the same consideration paid for shares in the tender offer. Under applicable law, the merger is not subject to approval of the shareholders of Fox & Hound. F&H Acquisition Corp. expects to complete the merger promptly.

NOTICE TO INVESTORS

The statements in this release regarding the merger are forward-looking statements. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks include, in the case of the merger, the failure of any of the conditions precedent to be satisfied or waived. Further explanation of the terms and conditions of the merger is set forth in the relevant tender offer documents that were filed with the United States Securities and Exchange Commission (“SEC”) on February 3, 2006. These materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s web site (www.sec.gov) or from MacKenzie Partners, Inc. toll-free at 1-800-322-2885 or collect at 1-212-929-5500 or via email at proxy@mackenziepartners.com.